Exhibit (d)(3)(A)
EMPLOYMENT AGREEMENT
     This Employment Agreement (“Agreement”) is made as of the 31st day of January, 2010, between Haemonetics Corporation, a Massachusetts corporation (the “Company”), and Michael I. Ruxin (the “Executive”).
     WHEREAS, the Company intends to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Global Med Technologies, Inc. (“Seller”), providing for a wholly-owned subsidiary of the Company to commence an offer to purchase the outstanding capital stock of the Seller and, following successful completion of the offer, merge with and into Seller, with Seller surviving the merger and becoming a wholly-owned subsidiary of the Company (the “Transaction”).
     WHEREAS, the Executive is currently employed by Seller pursuant to that certain Employment Agreement by and between the Executive and Seller, dated as of July 30, 2008 (the “Prior Agreement”).
     WHEREAS, in connection with and upon consummation of the Transaction, the parties desire to terminate the Prior Agreement (subject to certain continuing obligations of Seller thereunder), and the Company desires to employ the Executive and the Executive desires to be employed by the Company beginning on the Closing Date (as defined in the Merger Agreement) (the “Commencement Date”) on the terms contained herein.
     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
     1. Termination of Prior Agreement; Term.
          (a) Termination of Prior Agreement. As of the Commencement Date, and except for any salary continuation payments and any other benefits that may be due to the Executive under Section 4.4.3 of the Prior Agreement as a result of the Executive’s termination of the Prior Agreement for “Good Reason” (as defined in the Prior Agreement) (the “Continuing Payments”), the Prior Agreement shall terminate and be of no further force and effect; provided, however, that this Agreement shall be null and void if the Commencement Date does not occur.
          (b) Term. The term of this Agreement shall extend from the Commencement Date until the third anniversary of the Commencement Date. The term of this Agreement shall be subject to termination as provided in Section 4 and may be referred to herein as the “Term.”
     2. Position and Duties. Upon the Commencement Date, Executive shall serve as the Vice President, Global Software Strategies of the Company, and shall have responsibility for the strategy to accelerate global expansion of the software business and relationships with specific key customers and shall have such other powers and duties as may from time to time be prescribed by the Chief Executive Officer of the Company (the “CEO”) or other authorized executives, provided that such duties are consistent with the Executive’s position or other positions that he may hold from time to time. The Executive shall devote his full working time and efforts to the business and affairs of the Company. Notwithstanding the foregoing, the Executive may serve on other boards of directors, with the approval of the Board of Directors of the Company (the “Board”), or engage in charitable or other community activities as long as such services and activities do not materially interfere with the Executive’s performance of his duties to the Company as provided in this Agreement.
     3. Compensation and Related Matters.
          (a) Base Salary. The Executive’s initial annual base salary shall be $400,000. The Executive’s base salary shall be redetermined annually by the Compensation Committee, but shall not be reduced without the consent of the Executive except for across-the-board salary reductions similarly affecting all or substantially all senior management of the Company. The base salary in effect at any given time is referred to herein as “Base Salary.” The Base Salary shall be payable in a manner that is consistent with the Company’s usual payroll practices for senior executives.
          (b) Incentive Compensation. The Executive shall be eligible to receive cash incentive compensation as determined by the Compensation Committee from time to time, based upon the achievement of select Company financial metrics and performance related to mutually agreed-upon annual individual goals. The Executive’s target annual incentive compensation shall be thirty percent (30%) of his Base Salary. To earn incentive compensation, the Executive must be employed by the Company on the last day of the fiscal year to which such incentive compensation relates. Such incentive compensation shall be paid as a “short-term deferral” in accordance with the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the regulations issued under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).
          (c) Expenses. The Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by him in performing services hereunder, in accordance with the policies and procedures then in effect and established by the Company for its senior executive officers.
          (d) Stock Option. Promptly following the Commencement Date, the Compensation Committee of the Board of Directors of the Company shall vote on a grant to the Executive of an option (the “Option”) to purchase One Hundred Five Thousand (105,000) shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”). The Option shall have a term of seven (7) years and vest over a five (5) year period at the rate of 20% per year on each anniversary of the grant date. The strike price of the Option shall be the fair market value of the Company’s Common Stock on the date of grant, which is the average of the high and low trading price of the Common Stock on the New York Stock Exchange as of such date. The Option shall fully vest in the event of a termination by the Executive for Good Reason (as defined below) and in the event of a termination by the Company other than for Cause (as defined below). The vested portion of the Option shall be exercisable for the lesser of the balance of the term of the Option or five (5) years from the Date of Termination (as defined below). Notwithstanding the foregoing, in the event of a termination by the Company for Cause or if the Executive terminates his employment on a voluntary basis without Good Reason then the Executive would be entitled to the portion of the Option that was vested as of the Date of Termination and the Executive would have ninety (90) days in which to exercise such vested portion of the Option.

          (e) Benefits. The Executive may, to the extent he so chooses, participate in any and all of the Company’s employee benefit plans that are in effect for similarly situated U.S.-based employees, including medical, dental, long term disability, accidental death and dismemberment and supplemental life insurance. Medical and dental insurance shall be subsidized in part by the Company. The Executive shall also be entitled to participate in any and all other benefits programs established for similarly situated U.S.-based officers of the Company.
          (f) Vacations. The Executive shall be entitled to accrue up to twenty (20) paid vacation days through December 31, 2010 and after December 31, 2010 Executive shall be entitled to accrue up to twenty-five (25) paid vacation days in each year, which shall be accrued ratably. The Executive shall also be entitled to all paid holidays given by the Company to its executives.
     4. Termination. The Executive’s employment hereunder may be terminated during the Term without any breach of this Agreement under the following circumstances:
          (a) Death. The Executive’s employment hereunder shall terminate upon his death.
          (b) Disability. The Company may terminate the Executive’s employment if he is disabled and unable to perform the essential functions of the Executive’s then existing position or positions under this Agreement with or without reasonable accommodation for a period of one hundred eighty (180) days (which need not be consecutive) in any twelve (12)-month period. If any question shall arise as to whether during any period the Executive is disabled so as to be unable to perform the essential functions of the Executive’s then existing position or positions with or without reasonable accommodation, the Executive may, and at the request of the Company shall, submit to the Company a certification in reasonable detail by a physician selected by the Company to whom the Executive or the Executive’s guardian has no reasonable objection as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue. The Executive shall cooperate with any reasonable request of the physician in connection with such certification. If such question shall arise and the Executive shall fail to submit such certification, the Company’s determination of such issue shall be binding on the Executive. Nothing in this Section 4(b) shall be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.
          (c) Termination by Company for Cause. “Cause” means (i) the Executive’s conviction of (or a plea of guilty or nolo contendere to) a felony or any other crime involving moral turpitude, dishonesty, fraud, theft or financial impropriety; or (ii) a determination by a majority of the Board in good faith that the Executive has (A) willfully and continuously failed to perform substantially the Executive’s duties (other than any such failure resulting from the Executive’s Disability or incapacity due to bodily injury or physical or mental illness), after a written demand for substantial performance is delivered to the Executive by the Board that specifically identifies the manner in which the Board believes that the Executive has not substantially performed the Executive’s duties, (B) engaged in illegal conduct, an act of dishonesty or gross misconduct, or (C) willfully violated a material requirement of the Company’s code of conduct or the Executive’s fiduciary duty to the Company. No act or failure to act on the part of the Executive shall be considered “willful” unless it is done, or omitted to be done, by the Executive in bad faith and without reasonable belief that the Executive’s action or omission was in, or not opposed to, the best interests of the Company or its subsidiaries. In order to terminate the Executive’s employment for Cause, the Company shall be required to provide the Executive a reasonable opportunity to be heard (with counsel) before the Board, which opportunity shall include at least ten (10) business days of advance written notice to the Executive. Further, the Executive’s attempt to secure employment with another employer that does not breach the Executive’s non-competition obligations shall not constitute an event of “Cause”.
          (d) Termination Without Cause. The Company may terminate the Executive’s employment hereunder at any time without Cause. Any termination by the Company of the Executive’s employment under this Agreement which does not constitute a termination for Cause under Section 4(c) and does not result from the death or disability of the Executive under Section 4(a) or (b) shall be deemed a termination without Cause.
          (e) Termination by the Executive. The Executive may terminate his employment hereunder at any time for any reason, including but not limited to Good Reason. For purposes of this Agreement, “Good Reason” shall mean that the Executive has complied with the “Good Reason Process” (hereinafter defined) following the occurrence of any of the following events: (i) a material diminution in the Executive’s responsibilities, authority or duties; (ii) a material diminution in the Executive’s Base Salary, except for across-the-board reductions similarly affecting all or substantially all senior management employees of the Company; (iii) a material diminution in the Executive’s target annual incentive compensation, except for across-the-board reductions in target annual incentive compensation similarly affecting all or substantially all senior management employees of the Company; (iv) the Company requires the Executive to be based anywhere outside a fifty (50) mile radius of the Seller’s offices at which the Executive is based as of the Commencement Date (or any subsequent location at which the Executive has previously consented to be based) or (v) the material breach of this Agreement by the Company. “Good Reason Process” shall mean that (i) the Executive reasonably determines in good faith that a “Good Reason” condition has occurred; (ii) the Executive notifies the Company in writing of the first occurrence of the Good Reason condition within sixty (60) days of the first occurrence of such condition; (iii) the Executive cooperates in good faith with the Company’s efforts, for a period of thirty (30) days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) the Executive terminates his employment within sixty (60) days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.
          (f) Notice of Termination. Except for termination as specified in Section 4(a), any termination of the Executive’s employment by the Company or any such termination by the Executive shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

          (g) Date of Termination. “Date of Termination” shall mean: (i) if the Executive’s employment is terminated by his death, the date of his death; (ii) if the Executive’s employment is terminated on account of disability under Section 4(b) or by the Company for Cause under Section 4(c), the date on which Notice of Termination is given; (iii) if the Executive’s employment is terminated by the Company under Section 4(d), thirty (30) days after the date on which a Notice of Termination is given; (iv) if the Executive’s employment is terminated by the Executive under Section 4(e) without Good Reason, thirty (30) days after the date on which a Notice of Termination is given; and (v) if the Executive’s employment is terminated by the Executive under Section 4(e) with Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period. Notwithstanding the foregoing, in the event that the Executive gives a Notice of Termination to the Company, the Company may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by the Company for purposes of this Agreement.
     5. Compensation Upon Termination.
          (a) Termination Generally. If the Executive’s employment with the Company is terminated for any reason, in addition to the other rights of the Executive under Section 5 of this Agreement, the Company shall pay or provide to the Executive (or to his authorized representative or estate) any earned but unpaid Base Salary, incentive compensation earned but not yet paid, unpaid expense reimbursements, accrued but unused vacation and any vested benefits the Executive may have under any employee benefit plan of the Company (the “Accrued Benefit”) on or before the time required by law but in no event more than thirty (30) days after the Executive’s Date of Termination.
          (b) Termination by the Company without Cause or by the Executive with Good Reason. If the Executive’s employment is terminated during the Term by the Company without Cause as provided in Section 4(d), or the Executive terminates his employment for Good Reason as provided in Section 4(e), then the Company shall, through the Date of Termination, pay the Executive his Accrued Benefit on or before the time required by law but in no event more than thirty (30) days after the Executive’s Date of Termination. In addition:
          (i) subject to the Executive signing a general release of claims in favor of the Company and related persons and entities in a form and manner satisfactory to the Company (the “Release”) within the twenty-one (21)-day period following the Date of Termination and the expiration of the seven (7)-day revocation period for the Release, the Company shall pay the Executive an amount equal to two (2) times the sum of the Executive’s Base Salary (the “Severance Amount”). One-third of the Severance Amount shall be paid out in a lump sum thirty (30) days following the Date of Termination. The remaining two-thirds Severance Amount shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over twenty-four (24) months, beginning on the first payroll date that occurs thirty (30) days after the Date of Termination. Solely for purposes of Section 409A of the Code, each installment payment is considered a separate payment. Notwithstanding the foregoing, if the Executive breaches any of the provisions contained in Section 8 of this Agreement, all payments of the Severance Amount shall immediately cease; and

          (ii) the Executive may continue to participate in the Company’s group health, dental and vision program for twenty-four (24) months at the Company’s expense the premiums for which will be paid by the Company on a monthly basis; provided, however, that the continuation of health benefits under this Section shall reduce and count against the Executive’s rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
     6. Change in Control Agreement. As of the Commencement Date, the Executive will enter into the Change in Control Agreement attached hereto as Exhibit A (the “Change in Control Agreement”), providing benefits upon a termination without Cause or a “Constructive Termination” (as defined therein) in connection with a “Change in Control” (as defined therein). The provisions of such Change in Control Agreement shall apply in lieu of, and expressly supersede, the provisions of Section 5(b) regarding severance pay and benefits upon a termination of employment, if such termination of employment occurs within twenty-four (24) months after the occurrence of the first event constituting a Change in Control.
     7. Section 409A. The parties intend that the benefits and payments provided under this Agreement shall be exempt from, or comply with, the requirements of Section 409A of the Code. Notwithstanding the foregoing, the Company shall in no event be obligated to indemnify the Executive for any taxes or interest that may be assessed by the IRS pursuant to Section 409A of the Code. Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s separation from service within the meaning of Section 409A of the Code, the Company determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement on account of the Executive’s separation from service would be considered deferred compensation subject to the twenty percent (20%) additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after the Executive’s separation from service, or (B) the Executive’s death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code.
     8. Confidential Information, Noncompetition and Cooperation.
          (a) Confidential Information. As used in this Agreement, “Confidential Information” means information belonging to the Company which is of value to the Company in the course of conducting its business and the disclosure of which could result in a competitive or other disadvantage to the Company. Confidential Information includes, without limitation, financial information, reports, and forecasts; inventions, improvements and other intellectual property; trade secrets; know-how; designs, processes or formulae; software; market or sales information or plans; customer lists; and business plans, prospects and opportunities (such as possible acquisitions or dispositions of businesses or facilities) which have been discussed or considered by the management of the Company. Confidential Information includes information developed by the Executive in the course of the Executive’s employment by the Company, as well as other information to which the Executive may have access in connection with the Executive’s employment. Confidential Information also includes the confidential information of others with which the Company has a business relationship. Notwithstanding the foregoing, Confidential Information does not include information in the public domain, unless due to breach of the Executive’s duties under Section 8(b).
          (b) Confidentiality. The Executive understands and agrees that the Executive’s employment creates a relationship of confidence and trust between the Executive and the Company with respect to all Confidential Information. At all times, both during the Executive’s employment with the Company and after its termination, the Executive will keep in confidence and trust all such Confidential Information, and will not use or disclose any such Confidential Information without the written consent of the Company, except as may be necessary in the ordinary course of performing the Executive’s duties to the Company.
          (c) Documents, Records, etc. All documents, records, data, apparatus, equipment and other physical property, whether or not pertaining to Confidential Information, which are furnished to the Executive by the Company or are produced by the Executive in connection with the Executive’s employment will be and remain the sole property of the Company. The Executive will return to the Company all such materials and property as and when requested by the Company. In any event, the Executive will return all such materials and property immediately upon termination of the Executive’s employment for any reason. The Executive will not retain with the Executive any such material or property or any copies thereof after such termination.
          (d) Noncompetition and Nonsolicitation. During the Executive’s employment with the Company pursuant to this Agreement and, in the event the Executive’s employment is terminated during the Term of this Agreement, for twenty-four (24) months following such termination, regardless of the reason for the termination, the Executive (i) will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, engage, participate, assist or invest in any Competing Business (as hereinafter defined); (ii) will refrain from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting, inducing or influencing any person to leave employment with the Company (other than terminations of employment of subordinate employees undertaken in the course of the Executive’s employment with the Company); and (iii) will refrain from soliciting or encouraging any customer or supplier to terminate or otherwise modify adversely its business relationship with the Company. The Executive understands that the restrictions set forth in this Section 8(d) are intended to protect the Company’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Agreement, the term “Competing Business” shall mean a business conducted anywhere in the United States, Japan, France, Germany and Hong Kong, which is competitive with any business which the Company or any of its affiliates conducts or proposes to conduct at any time during the employment of the Executive. Notwithstanding the foregoing, the Executive may own up to one percent (1%) of the outstanding stock of a publicly held corporation which constitutes or is affiliated with a Competing Business.

          (e) Third-Party Agreements and Rights. The Executive hereby confirms that upon the termination of the Prior Agreement, the Executive is not bound by the terms of any agreement with any previous employer or other party which restricts in any way the Executive’s use or disclosure of information or the Executive’s engagement in any business. The Executive represents to the Company that the Executive’s execution of this Agreement, the Executive’s employment with the Company and the performance of the Executive’s proposed duties for the Company will not violate any obligations the Executive may have to any such previous employer or other party. In the Executive’s work for the Company, the Executive will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive will not bring to the premises of the Company any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.
          (f) Litigation and Regulatory Cooperation. During and after the Executive’s employment, the Executive shall reasonably cooperate with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while the Executive was employed by the Company. The Executive’s full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after the Executive’s employment, the Executive also shall reasonably cooperate with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Company. The Company shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in connection with the Executive’s performance of obligations pursuant to this Section 8(f), consistent with the Company’s Travel Expense Reimbursement Policy, excluding any fees and expenses of the Executive’s attorneys. In addition, the Company agrees that, in the event that the Executive cooperates with the Company pursuant to this Section 8(f ) at any time following the twenty-four (24) month period after the Executive’s termination of employment with the Company, then the Company shall compensate the Executive at the rate of $250.00 per hour (at a maximum of $2,000 per day) for the Executive’s time spent in complying with the requirements of this Section 8(f) in excess of forty (40) hours per matter, payable within thirty (30) days following the date(s) such time is expended by the Executive; provided, however, that the Executive shall not be entitled to any payment for days on which the Executive provides testimony or acts as a witness on behalf of the Company.
          (g) Injunction. The Executive agrees that it would be difficult to measure any damages caused to the Company which might result from any breach by the Executive of the promises set forth in this Section 8, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, subject to Section 9 of this Agreement, the Executive agrees that if the Executive breaches, or proposes to breach, any portion of this Section 8 of this Agreement, the Company shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company.

     9. Arbitration of Disputes. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Executive’s employment or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Boston, Massachusetts in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. In the event that any person or entity other than the Executive or the Company may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 9 shall be specifically enforceable.
     10. Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce Section 9 of this Agreement, the parties hereby consent to the jurisdiction of the Superior Court of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.
     11. Integration. As of the date hereof, the Company and the Executive are entering into an offer letter (the “Offer Letter”) and a Proprietary Information and Non-Competition Agreement (the “Proprietary Information Agreement”). The terms of this Agreement, the Change in Control Agreement, the Offer Letter and the Proprietary Information Agreement shall supersede any prior agreements, understandings, arrangements or representations, oral or otherwise, expressed or implied, with respect to the subject matter hereof which have been made by either party, including any subsidiary of the corporate party, including but not limited to the Prior Agreement; provided that the Executive shall be entitled to the Continuing Payments as set forth in the Prior Agreement; provided further, that where the terms of this Agreement conflict with the terms of the Offer Letter or the Proprietary Information Agreement, this Agreement shall control. Except for the Continuing Payments under the Prior Agreement, by signing this Agreement, the Executive releases and discharges the Company and any subsidiary of the Company from any and all obligations and liabilities heretofore or now existing under or by virtue of such prior agreements.
     12. Withholding. All payments made by the Company to the Executive under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law.
     13. Assignment; Payment on Death.
          (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Executive, the Executive’s executors, administrators, legal representatives and assigns and the Company and the successors to all or substantially all of the business and/or assets of the Company.

          (b) In the event that the Executive becomes entitled to payments under this Agreement and subsequently dies, all amounts payable to the Executive hereunder and not yet paid to the Executive at the time of the Executive’s death shall be paid to the Executive’s beneficiary. No right or interest to or in any payments shall be assignable by the Executive; provided, however, that this provision shall not preclude the Executive from designating one or more beneficiaries to receive any amount that may be payable after the Executive’s death and shall not preclude the legal representatives of the Executive’s estate from assigning any right hereunder to the person or persons entitled thereto under the Executive’s will or, in the case of intestacy, to the person or persons entitled thereto under the laws of intestacy applicable to the Executive’s estate. The term “beneficiary” as used in this Agreement shall mean the beneficiary or beneficiaries so designated by the Executive to receive such amount or, if no such beneficiary is in existence at the time of the Executive’s death, the legal representative of the Executive’s estate.
          (c) No right, benefit or interest hereunder shall be subject to anticipation, alienation, sale, assignment, encumbrance, charge, pledge, hypothecation, or set-off in respect of any claim, debt or obligation, or to execution, attachment, levy or similar process, or assignment by operation of law. Any attempt, voluntary or involuntary, to effect any action specified in the immediately preceding sentence shall, to the full extent permitted by law, be null, void and of no effect.
     14. Service Credit. The Executive shall receive service credit with respect to his service with Seller in accordance with the terms of the Merger Agreement.
     15. Severability. Any provision of this Agreement held to be unenforceable under applicable law will be enforced to the maximum extent possible, and the balance of this Agreement will remain in full force and effect.
     16. Headings of No Effect. The paragraph headings contained in this Agreement are included solely for convenience or reference and shall not in any way affect the meaning or interpretation of any of the provisions of this Agreement.
     17. Survival. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of the Executive’s employment to the extent necessary to effectuate the terms contained herein.
     18. Notices. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered by hand, (b) on the first business day following the date of deposit if delivered by guaranteed overnight delivery service, or (c) on the fourth business day following the date delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:
          If to the Executive: at the address shown on the records of the Company.
          If to the Company:

General Counsel
Haemonetics Corporation
400 Wood Road
Braintree, MA 02184
or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.
     19. Amendments and Waivers. Except as otherwise specified in this Agreement, this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the parties.
     20. Governing Law. This Agreement and its validity, interpretation, performance and enforcement shall be governed by the laws of the Commonwealth of Massachusetts (without reference to the choice of law principles thereof).
     21. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
     22. Gender Neutral. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise.
[Signature Page Follows]

     IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date and year first above written.

HAEMONETICS CORPORATION
/s/ Brian S. Concannon
By: Brian S. Concannon
Its: President and Chief Executive Officer

EXECUTIVE
/s/ Michael I. Ruxin
Michael I. Ruxin

EXHIBIT A
Change in Control Agreement

CHANGE IN CONTROL AGREEMENT
     This Change in Control Agreement (this “Agreement”), made effective on [_________] (the “Effective Date”), between Haemonetics Corporation, a Massachusetts corporation with its principal offices at 400 Wood Road, Braintree, Massachusetts, 02184, (herein referred to as the “Company”) and Michael I. Ruxin (the “Officer”). The Company and the Officer are collectively referred to herein as the “Parties” and individually referred to as a “Party.”
WITNESSETH THAT
     WHEREAS, the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of January 31, 2010 with Global Med Technologies, Inc. (“Seller”), providing for a wholly-owned subsidiary of the Company to commence an offer to purchase the outstanding capital stock of Seller and, following successful completion of the offer, merge with and into Seller, with Seller surviving the merger and becoming a wholly-owned subsidiary of the Company;
     WHEREAS, the Officer has entered into an Employment Agreement with the Company effective as of the Acceptance Date (as defined in the Merger Agreement) (the “Employment Agreement”), pursuant to which the Officer will be employed by the Company as a senior executive of the Company or one, or more than one, of the Company’s subsidiaries effective as of the Closing Date (as defined in the Merger Agreement);
     WHEREAS, the Board of Directors of the Company (the “Board”) decided that the Company should provide certain compensation and benefits to the Officer in the event that the Officer’s employment is terminated on or after a change in the ownership or control of the Company under certain circumstances; and
     WHEREAS, the Parties desire to enter into this Agreement effective as of the Closing Date (“the Commencement Date”) on the terms and conditions set forth below.
     NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein, for so long as Officer remains a member of the Company’s Executive Council, then the Parties agree as follows:
1.	Purpose. The Company considers a sound and vital management team to be essential. Management personnel who become concerned about the possibility that the Company may undergo a Change in Control (as defined in Paragraph 2 below) may terminate employment or become distracted. Accordingly, the Board has determined to extend this Agreement to minimize the distraction the Officer may suffer from the possibility of a Change in Control.

2.	Change in Control. The term “Change in Control” for purposes of this Agreement shall mean the earliest to occur of the following events during the Term (as defined in Paragraph 3(d) below):
(a)	a person, or any two or more persons acting as a group, and all affiliates of such person or persons, who prior to such time owned less than thirty-five percent (35%) of the then outstanding shares of the Company’s $0.01 par value common stock (“Common Stock”), shall acquire such additional shares of the Company’s Common Stock in one or more transactions, or series of transactions, such that following such transaction or transactions such person or group and affiliates beneficially own thirty-five percent (35%) or more of the Company’s Common Stock outstanding,

(b)	closing of the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, and

(c)	there is a consummation of any merger, reorganization, consolidation or share exchange unless the persons who were the beneficial owners of the outstanding shares of the common stock of Company immediately before the consummation of such transaction beneficially own more than 50% of the outstanding shares of the common stock of the successor or survivor entity in such transaction immediately following the consummation of such transaction. For purposes of this Paragraph 2(c), the percentage of the beneficially owned shares of the successor or survivor entity described above shall be determined exclusively by reference to the shares of the successor or survivor entity which result from the beneficial ownership of shares of common stock of the Company by the persons described above immediately before the consummation of such transaction.
3.	Term. The initial term of this Agreement shall extend from the Commencement Date until [date that is five years following the Closing Date] (the “Initial Term”); provided, however, that this Agreement shall automatically renew for successive additional five year periods (“Renewal Terms”) unless notice of nonrenewal is given by either Party to the other Party at least one year prior to the end of the Initial Term or, if applicable, the then current Renewal Term; and provided, further, that if a “Change of Control” occurs during the Term, the Term shall automatically extend until the second anniversary of the Change in Control (the “Protection Period”). The Term of this Agreement shall be the Initial Term plus all Renewal Terms and, if applicable, the duration of the Protection Period. At the end of the Term, this Agreement shall terminate without further action by either the Company or the Officer. If no Change in Control occurs prior to expiration of the Term or if the Officer Separates from Service (as defined in Paragraph 4(a) below) before a Change in Control, or if the Officer is no longer a member of either the Company’s Executive Committee or Operating Committee before a Change in Control, this Agreement shall automatically terminate without any further action; provided, however, that Paragraph 13 (regarding arbitration) shall continue to apply to the extent the Officer disputes the termination of this Agreement. If the Officer is no longer a member of the Company’s Executive Committee but remains a member of the

Company’s Operating Committee before a Change in Control, then the Term shall be five years from the date of this Agreement or the date the Officer loses membership in the Executive Committee, whichever is later, provided, however, that Paragraph 13 (regarding arbitration) shall continue to apply to the extent that the Officer disputes termination of this Agreement. The obligations of the Company and the Officer under this Agreement which by their nature may require either partial or total performance after its expiration shall survive any such expiration.
4.	Severance Benefits. If, during the Protection Period (as defined in Paragraph 3(a)(ii) above), the Officer “Separates from Service” (as defined in Paragraph 5(a) below) due to termination of employment by the Company and its subsidiaries without “Cause” (as defined in Paragraph 5(b)) or by the Officer due to “Constructive Termination” (as defined in Paragraph 5(c)) (each, a “Qualifying Termination”), the Officer shall be entitled to the severance benefits set forth in this Paragraph 4. The Officer shall not be entitled to severance benefits upon any other Separation from Service, including a termination of employment by the Company for “Cause” or due to the Officer’s death or Disability (as defined in Paragraph 5(d)). The payments and benefits provided for under this Paragraph 4 shall be in lieu of any other severance benefits otherwise payable by the Company to the Officer (including any severance benefits otherwise payable by the Company to the Officer pursuant to Section 5(b) of the Employment Agreement) and shall be subject to reduction due to application of the Section 280G Cap as provided under Paragraph 6 below. Payment of the severance benefits as may be reduced by the 280G Cap, if applicable, shall commence 30 days after a Qualifying Termination, provided that the Officer has timely executed a release that is not revoked as provided under Paragraph 7 below. No severance benefit shall be paid if the Officer has not timely executed a release under Paragraph 7.
(a)	Salary and Bonus Amount. The Company will pay to the Officer thirty days after a Qualifying Termination a lump sum cash amount equal to the product obtained by multiplying:
(i)	the sum of (A) salary at the annualized rate which was being paid by the Company and/or subsidiaries to the Officer immediately prior to the time of such termination or, if greater, at the time of the Change in Control plus (B) the annual target bonus and/or any other annual cash incentive award opportunity applicable to the Officer at the time of the Qualifying Termination or, if greater, at the time of the Change in Control, by

(ii)	2.0
(b)	Payment for Welfare Benefits. The Officer shall be entitled to receive a lump sum cash amount 30 days after a Qualifying Termination intended to cover the approximate cost of the Company’s portion of the premiums necessary to continue the coverage under the Officer’s medical, dental, life insurance and disability insurance coverages (collectively, the “Welfare Benefits”) as in effect upon Separation from Service for a period of two years following a Qualifying

Termination. For avoidance of doubt, medical coverage for this purpose shall include medical coverage provided to members of the Officer’s immediate family under a Company sponsored plan, policy or program at the time of the Officer’s employment termination, and premiums with respect to medical and dental coverage shall be determined using the rate charged for COBRA coverage. The Officer shall be entitled to elect continued Welfare Benefit as provided under any employee benefit plan, policy or program sponsored by the Company as in effect on the Officer’s Separation from Service, including but not limited to COBRA.
(c)	Outplacement Services. In the event of a Qualifying Termination, the Company shall provide to the Officer executive outplacement services provided on a one-to-one basis by a senior counselor of a firm nationally recognized as a reputable national provider of such services for up to twelve months following Separation from Service, plus evaluation testing, at a location mutually agreeable to the Parties, up to a maximum amount of $35,000. If the Officer elects not to take advantage of such program within 30 days of separation, unless otherwise agreed in writing, there will be no obligation to continue this service. In no circumstance will the Company provide cash payment in lieu of the use of these services.

(d)	Equity Awards. The vesting of the Officer’s Equity Awards shall be governed by this Section 4(d). The term “Equity Award” shall mean stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares or any other form of award that is measured with reference to the Company’s Common Stock.
(i)	The vesting of the Officer’s Equity Awards granted on or after the Effective Date that vest solely on the basis of continued employment with the Company or any of its subsidiaries shall be accelerated solely by reason of a Change in Control only if the surviving corporation or acquiring corporation following a Change in Control refuses to assume or continue the Officer’s Equity Awards or to substitute similar Equity Awards for those outstanding immediately prior to the Change in Control. If such Officer’s Equity Awards are so continued, assumed or substituted and at any time after the Change in Control the Officer incurs a Qualifying Termination, then the vesting and exercisability of all such unvested Equity Awards held by the Officer that are then outstanding shall be accelerated in full and any reacquisition rights held by the Company with respect to any such Equity Award shall lapse in full, in each case, upon such termination.

(ii)	The vesting of the Officer’s Equity Awards that vest, in whole or in part, based upon achieving Performance Criteria shall be accelerated on a pro rata basis by reason of a Change in Control. The pro rata vesting amount shall equal the designated target award multiplied by a fraction, the numerator of which is the number of days the Officer was employed during the award’s performance period as of the date of the Change in

Control, and (b) the denominator is the number of days in the performance period. For purposes of this Paragraph 4(d), “Performance Criteria” means any business criteria that apply to the Officer, a business unit, division, subsidiary, affiliate, the Company or any combination of the foregoing.
(iii)	Enforcement of the terms of this Paragraph 4(d) shall survive termination of this Agreement.
Equity Awards granted before the Effective Date shall not be subject to this Paragraph 4(d).
By accepting severance benefits under this Paragraph 4, the Officer waives the Officer’s right, if any, to have any payment made under this Paragraph 4 taken into account to increase the benefits otherwise payable to, or on behalf of, the Officer under any employee benefit plan, policy or program, whether qualified or nonqualified, maintained by the Company (e.g., there will be no increase in the Officer’s tax-qualified retirement plan benefits, non-qualified deferred compensation plan benefits or life insurance because of severance benefits received hereunder).

5.	Definitions of “Separation from Service,” “Cause,” “Constructive Termination,” and “Disability”. For purposes of this Agreement, the following terms shall have the meanings set forth below:
(a)	The term “Separation from Service” or “Separates from Service” for purposes of this Agreement shall mean a “separation from service” within the meaning of Section 409A of the Code (after applying the presumptions in Treas. Reg. Sect. 1.409A-1(h)).

(b)	“Cause” means (i) the Officer’s conviction of (or a plea of guilty or nolo contendere to) a felony or any other crime involving moral turpitude, dishonesty, fraud, theft or financial impropriety; or (ii) a determination by a majority of the Board in good faith that the Officer has (A) willfully and continuously failed to perform substantially the Officer’s duties (other than any such failure resulting from the Officer’s Disability or incapacity due to bodily injury or physical or mental illness), after a written demand for substantial performance is delivered to the Officer by the Board that specifically identifies the manner in which the Board believes that the Officer has not substantially performed the Officer’s duties, (B) engaged in illegal conduct, an act of dishonesty or gross misconduct, or (C) willfully violated a material requirement of the Company’s code of conduct or the Officer’s fiduciary duty to the Company. No act or failure to act on the part of the Officer shall be considered “willful” unless it is done, or omitted to be done, by the Officer in bad faith and without reasonable belief that the Officer’s action or omission was in, or not opposed to, the best interests of the Company or its subsidiaries. In order to terminate the Officer’s employment for Cause, the Company shall be required to provide the Officer a reasonable opportunity to be heard (with counsel) before the Board, which shall include at least ten (10) business days of advance written notice to the Officer. Further, the Officer’s attempt to secure employment with another employer that does not breach the Officer’s non-competition obligations shall not constitute an event of “Cause”.
(c)	“Constructive Termination” means, without the express written consent of the Officer, the occurrence of any of the following during the Protection Period (as defined in Paragraph 3(a)(ii) above):
(i)	a material reduction in the Officer’s annual base salary as in effect immediately prior to a Change in Control or as the same may be increased from time to time, and/or a material failure to provide the Officer with an opportunity to earn annual incentive compensation and long-term incentive compensation at least as favorable as in effect immediately prior to a Change of Control or as the same may be increased from time to time,

(ii)	a material diminution in the Officer’s authority, duties, or responsibilities as in effect at the time of the Change in Control;

(iii)	a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Officer is required to report (it being understood that if the Officer reports to the Board, a requirement that the Officer report to any individual or body other than the Board will constitute “Constructive Termination” hereunder);

(iv)	a material diminution in the budget over which the Officer retains authority;

(v)	the Company’s requiring the Officer to be based anywhere outside a fifty mile radius of the Company’s offices at which the Officer is based as of immediately prior to a Change of Control (or any subsequent location at which the Officer has previously consented to be based) except for required travel on the Company’s business to an extent that is not substantially greater than the Officer’s business travel obligations as of immediately prior to a Change in Control or, if more favorable, as of any time thereafter; or

(vi)	any other action or inaction that constitutes a material breach by the Company or any of its subsidiaries of the terms of this Agreement.
In no event shall the Officer be entitled to terminate employment with the Company on account of “Constructive Termination” unless the Officer provides notice of the existence of the purported condition that constitutes “Constructive Termination” within a period not to exceed ninety (90) days of its initial existence, and the Company fails to cure such condition (if curable) within thirty (30) days after the receipt of such notice.

(d)	“Disability” means the Officer’s inability, due to physical or mental incapacity resulting from injury, sickness or disease, for one hundred and eighty (180) days in any twelve-month period to perform his duties hereunder.
6.	Section 280G Restriction. Notwithstanding any provision of this Agreement to the contrary, the following provisions shall apply:
(a)	If it is determined that part or all of the compensation and benefits payable to the Officer (whether pursuant to the terms of this Agreement or otherwise) before application of this Paragraph 6 would constitute “parachute payments” under Section 280G of the Code, and the payment thereof would cause the Officer to incur the 20% excise tax under Section 4999 of the Code, then the amounts otherwise payable to or for the benefit of the Officer pursuant to this Agreement (or otherwise) that, but for this Paragraph 6 would be “parachute payments,” (referred to below as the “Total Payments”) shall either (i) be reduced so that the present value of the Total Payments to be received by the Officer will be equal to three times the “base amount” (as defined under Section 280G of the Code less $1,000 (the “280G Cap”), or (ii) paid in full, whichever produces the better after-tax position to the Officer (taking into account all applicable taxes, including but not limited to the excise tax under Section 4999 of the Code and any federal and state income and employment taxes). Any required reduction under clause (A) above shall be made in a manner that maximizes the net after tax amount payable to the Officer, as reasonably determined by the Consultant (as defined below).

(b)	All determinations required under this Paragraph 6 shall be made by a nationally recognized accounting, executive compensation or law firm appointed by the Company (the “Consultant”) that is reasonably acceptable to the Officer on the basis of “substantial authority” (within the meaning of Section 6662 of the Code). The Consultant’s fee shall be paid by the Company. The Consultant shall provide a report to the Officer that may be used by the Officer to file the Officer’s federal tax returns.

(c)	It is possible that payments could be made by the Company that should not have been made pursuant to this Paragraph 6. If a reduced payment or benefit is provided and through error or otherwise that payment or benefit, when aggregated with other payments and benefits from the Company (or its subsidiaries) used in determining the 280G Cap, then the Officer shall immediately repay such excess in cash to the Company upon notification that an overpayment has been made.

(d)	Nothing in this Paragraph 6 shall require the Company to be responsible for, or have any liability or obligation with respect to, any excise tax liability under Section 4999 of the Code.
7.	Release. The Officer agrees that the Company will have no obligations to the Officer under Paragraph 4 above until the Officer executes a release in a form acceptable by the

Company and, further, will have no further obligations to the Officer under Paragraph 4 if the Officer revokes such release. The Officer shall have 21 days after Separation from Service to consider whether or not to sign the release. If the Officer fails to return an executed release to the Company’s Vice President of Human Resources within such 21 day period, or the Officer subsequently revokes a timely filed release, the Company shall have no obligation to pay any amounts or benefits under Paragraph 4 of this Agreement.
8.	No Interference with Other Vested Benefits. Regardless of the circumstances under which the Officer may terminate from employment, the Officer shall have a right to any benefits under any employee benefit plan, policy or program maintained by the Company which the Officer had a right to receive under the terms of such employee benefit plan, policy or program after a termination of the Officer’s employment without regard to this Agreement. The Company shall within thirty (30) days of Separation from Service pay the Officer any earned but unpaid base salary and bonus, shall promptly pay the Officer for any earned but untaken vacation and shall promptly reimburse the Officer for any incurred but unreimbursed expenses which are otherwise reimbursable under the Company’s expense reimbursement policy as in effect for senior executives immediately before the Officer’s employment termination.

9.	Consolidation or Merger. If the Company is at any time before or after a Change in Control merged or consolidated into or with any other corporation, association, partnership or other entity (whether or not the Company is the surviving entity), or if substantially all of the assets thereof are transferred to another corporation, association, partnership or other entity, the provisions of this Agreement will be binding upon and inure to the benefit of the corporation, association, partnership or other entity resulting from such merger or consolidation or the acquirer of such assets (collectively, “acquiring entity”) unless the Officer voluntarily elects not to become an employee of the acquiring entity as determined in good faith by the Officer. Furthermore, in the event of any such consolidation or transfer of substantially all of the assets of the Company, the Company shall enter into an agreement with the acquiring entity that shall provide that such acquiring entity shall assume this Agreement and all obligations and liabilities under this Agreement; provided, that the Company’s failure to comply with this provision shall not adversely affect any right of the Officer hereunder. This Paragraph 9 will apply in the event of any subsequent merger or consolidation or transfer of assets.

In the event of any merger, consolidation or sale of assets described above, nothing contained in this Agreement will detract from or otherwise limit the Officer’s right to or privilege of participation in any restricted stock plan, bonus or incentive plan, stock option or purchase plan, profit sharing, pension, group insurance, hospitalization or other compensation or benefit plan or arrangement which may be or become applicable to officers of the corporation resulting from such merger or consolidation or the corporation acquiring such assets of the Company.

In the event of any merger, consolidation or sale of assets described above, references to the Company in this Agreement shall, unless the context suggests otherwise, be deemed to include the entity resulting from such merger or consolidation or the acquirer of such assets of the Company.
10.	No Mitigation. The Company agrees that the Officer is not required to seek other employment after a Qualifying Termination or to attempt in any way to reduce any amounts payable to the Officer by the Company under Paragraph 4 of this Agreement. Further, the amount of any payment or benefit provided for in this Agreement shall not be reduced by any compensation earned by the Officer as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Officer to the Company, or otherwise.

11.	Payments. All payments provided for in this Agreement shall be paid in cash in the currency of the primary jurisdiction in which the Officer provided services to the Company and its subsidiaries immediately prior to Separation from Service. The Company shall not be required to fund or otherwise segregate assets to ensure payments under this Agreement.

12.	Tax Withholding; Section 409A.
(a)	All payments made by the Company to the Officer or the Officer’s dependents, beneficiaries or estate will be subject to the withholding of such amounts relating to tax and/or other payroll deductions as may be required by law.

(b)	The Parties intend that the benefits and payments provided under this Agreement shall be exempt from, or comply with, the requirements of Section 409A of the Code. Notwithstanding the foregoing, the Company shall in no event be obligated to indemnify the Officer for any taxes or interest that may be assessed by the IRS pursuant to Section 409A of the Code.
13.	Arbitration.
(a)	The Parties shall submit any disputes arising under this Agreement to an arbitration panel conducting a binding arbitration in Boston, Massachusetts or at such other location as may be agreeable to the Parties, in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association in effect on the date of such arbitration (the “Rules”), and judgment upon the award rendered by the arbitrator or arbitrators may be entered in any court having jurisdiction thereof. The award of the arbitrator shall be final and shall be the sole and exclusive remedy between the Parties regarding any claims, counterclaims, issues or accountings presented to the arbitrator.

(b)	The Parties agree that the arbitration shall be conducted by one (1) person mutually acceptable to the Company and the Officer, provided that if the Parties cannot agree on an arbitrator within thirty (30) days of filing a notice of arbitration, the arbitrator shall be selected by the manager of the principal office of the American Arbitration Association in Suffolk County in the Commonwealth of Massachusetts. Any action to enforce or vacate the arbitrator’s award shall be governed by the federal Arbitration Act, if applicable, and otherwise by applicable state law.
(c)	If either Party pursues any claim, dispute or controversy against the other in a proceeding other than the arbitration provided for herein, the responding Party shall be entitled to dismissal or injunctive relief regarding such action and recovery of all costs, losses and attorney’s fees related to such action.

(d)	All of Officer’s reasonable costs and expenses incurred in connection with such arbitration shall be paid in full by the Company promptly on written demand from the Officer, including the arbitrators’ fees, administrative fees, travel expenses, out-of-pocket expenses such as copying and telephone, court costs, witness fees and attorneys’ fees; provided, however, the Company shall pay no more than $50,000 per year in attorneys’ fees unless a higher figure is awarded in the arbitration, in which event the Company shall pay the figure awarded in the arbitration.

(e)	Reimbursement of reasonable costs and expenses under Paragraph 13(d) shall be administered consistent with the following additional requirements as set forth in Treas. Reg. § 1.409A-3(i)(1)(iv): (i) the Officer’s eligibility for benefits in one year will not affect the Officer’s eligibility for benefits in any other year; (ii) any reimbursement of eligible expenses will be made on or before the last day of the year following the year in which the expense was incurred; and (iii) the Officer’s right to benefits is not subject to liquidation or exchange for another benefit. Notwithstanding the foregoing, reimbursement for benefits under this Paragraph 13 shall commence no earlier than six months and a day after the Officer’s Separation from Service.

(f)	The Officer acknowledges and expressly agrees that this arbitration provision constitutes a voluntary waiver of trial by jury in any action or proceeding to which the Officer or the Company may be parties arising out of or pertaining to this Agreement.
14.	Assignment; Payment on Death.
(a)	The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Officer, the Officer’s executors, administrators, legal representatives and assigns and the Company and its successors.

(b)	In the event that the Officer becomes entitled to payments under this Agreement and subsequently dies, all amounts payable to the Officer hereunder and not yet paid to the Officer at the time of the Officer’s death shall be paid to the Officer’s beneficiary. No right or interest to or in any payments shall be assignable by the Officer; provided, however, that this provision shall not preclude the Officer from designating one or more beneficiaries to receive any amount that may be payable after the Officer’s death and shall not preclude the legal representatives of the

Officer’s estate from assigning any right hereunder to the person or persons entitled thereto under the Officer’s will or, in the case of intestacy, to the person or persons entitled thereto under the laws of intestacy applicable to the Officer’s estate. The term “beneficiary” as used in this Agreement shall mean the beneficiary or beneficiaries so designated by the Officer to receive such amount or, if no such beneficiary is in existence at the time of the Officer’s death, the legal representative of the Officer’s estate.
(c)	No right, benefit or interest hereunder shall be subject to anticipation, alienation, sale, assignment, encumbrance, charge, pledge, hypothecation, or set-off in respect of any claim, debt or obligation, or to execution, attachment, levy or similar process, or assignment by operation of law. Any attempt, voluntary or involuntary, to effect any action specified in the immediately preceding sentence shall, to the full extent permitted by law, be null, void and of no effect.
15.	Amendments and Waivers. Except as otherwise specified in this Agreement, this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Parties.

16.	Integration. The terms of this Agreement shall supersede any prior agreements, understandings, arrangements or representations, oral or otherwise, expressed or implied, with respect to the subject matter hereof which have been made by either Party, including any subsidiary of the corporate Party, including but not limited to the Prior Agreement. By signing this Agreement, the Officer releases and discharges the Company and any subsidiary of the Company from any and all obligations and liabilities heretofore or now existing under or by virtue of such prior agreements.

17.	Notices. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered by hand, (b) on the date of transmission, if delivered by confirmed facsimile, (c) on the first business day following the date of deposit if delivered by guaranteed overnight delivery service, or (d) on the fourth business day following the date delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:
If to the Officer: at the address (or to the facsimile number) shown on the records of the Company.
If to the Company:
General Counsel
Haemonetics Corporation
400 Wood Road
Braintree, MA 02184

or to such other address as either Party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

18.	Severability. Any provision of this Agreement held to be unenforceable under applicable law will be enforced to the maximum extent possible, and the balance of this Agreement will remain in full force and effect.

19.	Headings of No Effect. The paragraph headings contained in this Agreement are included solely for convenience or reference and shall not in any way affect the meaning or interpretation of any of the provisions of this Agreement.

20.	Not an Employment Contract. This Agreement is not an employment contract and shall not give the Officer the right to continue in employment by Company or any of its subsidiaries for any period of time or from time to time. Nor shall this Agreement give the Officer the right to continued membership on the Company’s Executive or Operating Committees. This Agreement shall not adversely affect the right of the Company or any of its subsidiaries to terminate the Officer’s employment with or without cause at any time. Officer’s membership on the Company’s Executive and Operating Committees shall be determined in the sole discretion of the Company’s President and Chief Operating Officer.

21.	Governing Law. This Agreement and its validity, interpretation, performance and enforcement shall be governed by the laws of the Commonwealth of Massachusetts (without reference to the choice of law principles thereof).

20.	Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its officers thereto duly authorized, and the Officer has signed this Agreement.

HAEMONETICS CORPORATION
Date:	By:
Brian Concannon
Its: President and Chief Executive Officer

Date:	OFFICER